January 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	resTORbio, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-222373

Acceleration Request
Requested Date: January 25, 2018
Requested Time: 4:00 p.m. Eastern Standard Time

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Standard Time, on January 25, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated January 16, 2018, through the date hereof:

Preliminary Prospectus dated January 16, 2018:

1,290 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representatives of the several underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                 INCORPORATED

By:	/s/ Anurag Jindal
Name: Anurag Jindal Title: Managing Director

LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald
Name: John I. Fitzgerald Title: Managing Director

[Signature Page to Underwriter Acceleration Request]